Exhibit 95

Mine Safety Disclosure

During the three months ended June 30, 2015, there were one citation received from Mine Safety and Health Administration for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104(a) of the Federal Mine Safety and Health Act. The conditions were quickly remediated.

No orders were issued under sections 104(b), 104(d) and 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of a pattern of violations or the potential to have such a pattern was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.